                                                                     EXHIBIT 1.1

The Board of Directors of China Eastern Airlines Corporation Limited (the "Company") is pleased to present the unaudited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2004 (which were reviewed and adopted by the Board of Directors of the Company on 25 August 2004), with comparative figures for the corresponding period in 2003, as follows:-

FINANCIAL STATEMENTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

      CONSOLIDATED INCOME STATEMENT
      For the six months ended 30 June 2004

                                                      SIX MONTHS ENDED 30 JUNE                  2004 vs
                                             --------------------------------------------        2003
                                             (UNAUDITED)      (Unaudited)      (UNAUDITED)     Increase/
                                                2004              2003            2004         (Decrease)
                                     Note     RMB'000           RMB'000          US$'000           %
                                     ----    ----------       -----------       ---------      ---------
                                                                                (NOTE 14)
Traffic revenues
  Passenger                                   6,837,191         3,705,884         826,077           84.5
  Cargo and mail                              1,955,581         1,398,192         236,275           39.9
Other operating revenues                        479,276           373,632          57,907           28.3
Turnover                              2       9,272,048         5,477,708       1,120,259           69.3
Other operating income                3         183,550            10,722          22,177        1,611.9
Operating expenses
  Wages, salaries and benefits                 (755,914)         (491,635)        (91,331)          53.8
  Take-off and landing charges               (1,484,032)         (944,160)       (179,302)          57.2
  Aircraft fuel                              (2,305,524)       (1,390,905)       (278,556)          65.8
  Food and beverages                           (346,398)         (211,647)        (41,852)          63.7
  Aircraft depreciation and
    operating leases                         (1,650,166)       (1,349,622)       (199,375)          22.3
  Other depreciation, amortisation
    and operating leases                       (228,812)         (227,948)        (27,645)           0.4
  Aircraft maintenance                         (590,140)         (610,367)        (71,301)          (3.3)

  Commissions                                  (241,739)         (181,376)        (29,207)          33.3
  Office and administration                    (509,040)         (525,873)        (61,503)          (3.2)
  Other                                        (407,372)         (296,735)        (49,220)          37.3
                                             ----------       -----------      ----------

Total operating expenses                     (8,519,137)       (6,230,268)     (1,029,292)          36.7
                                             ----------       -----------      ----------
Operating profit/(loss)                         936,461          (741,838)        113,144         (226.2)
Finance costs, net                             (339,149)         (379,068)        (40,976)        (10.5 )
Exchange gain/(loss), net                         2,351            (2,400)            284         (198.0)
Share of results of associates
  before taxation                                 8,989           (34,295)          1,086         (126.2)
                                             ----------       -----------      ----------
Profit/(loss) before taxation                   608,652        (1,157,601)         73,538         (152.6)
Taxation                              4         (75,143)          (52,966)         (9,079)          41.9
                                             ----------       -----------      ----------
Profit/(loss) after taxation                    533,509        (1,210,567)         64,459         (144.1)
Minority interests                              (53,648)          (41,818)         (6,482)          28.3
                                             ----------       -----------      ----------
Profit/(loss) attributable to
  shareholders                                  479,861        (1,252,385)         57,977         (138.3)
                                             ==========       ===========      ==========
Earnings/(loss) per share
   - Basic                            5        RMB0.099         (RMB0.257)       US$0.012

  - Diluted                           5             N/A               N/A             N/A
                                             ==========       ===========      ==========

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 June 2004

                                             (UNAUDITED)       (Audited)       (UNAUDITED)
                                               30 JUNE        31 December        30 JUNE
                                                2004              2003            2004
                                     Note      RMB'000          RMB'000          US$'000
                                     ----    ----------       -----------      ----------
                                                                               (note 14)
Non-current assets
  Fixed assets                        8      28,461,497        26,838,903       3,438,791
  Construction in progress                      199,952           219,788          24,159
  Lease prepayments                             895,108           847,319         108,149
  Investments in associates                     637,585           626,084          77,035
  Goodwill and negative goodwill                 37,403            38,505           4,519
  Advances on aircraft and fight              1,877,921         2,239,893         226,895
   equipment
  Other non-current assets                    2,446,409         2,364,947         295,581
                                             ----------       -----------      ----------
                                             34,555,875        33,175,439       4,175,129

Current assets
  Flight equipment spare parts less
    allowance for obsolescence                  544,616           552,172          65,802
  Trade receivables less allowance
    for doubtful accounts             9       1,466,816         1,325,677         177,224
  Prepayments and other receivables             878,252         1,262,173         106,113
  Short-term investments             10         270,350                 -          32,664
  Short-term deposits with an
    associate                                    58,845           214,241           7,110
  Cash and bank balances                      1,497,775         1,477,409         180,965
                                            -----------       -----------      ----------
                                              4,716,654         4,831,672         569,878
Current liabilities
  Trade payables                     11          87,705           109,242          10,597
  Sales in advance of carriage                  982,465           926,453         118,704
  Other payables and accrued
      expenses                                4,799,289         4,299,989         579,862
  Current portion of obligation
    under finance leases                      1,685,152         1,692,084         203,604
  Current portion of long-term bank
      loans                                   1,906,806         2,250,734         230,385
  Notes payable                                 431,908           756,490          52,184
  Tax payable                                   158,260           106,113          19,121
  Short-term bank loans                       5,153,542         4,631,918         622,665
                                            -----------       -----------      ----------
                                             15,205,127        14,773,023       1,837,122
                                            -----------       -----------      ----------
Net current liabilities                     (10,488,473)       (9,941,351)     (1,267,244)
                                            -----------       -----------      ----------
Total assets less current liabilities        24,067,402        23,234,088       2,907,885
                                            ===========       ===========      ==========

Capital and reserves                          6,901,559         6,382,151         833,864
Minority interests                              788,148           522,713          95,226
Obligations under finance leases              5,552,724         5,408,802         670,894
Long-term bank loans                          8,827,918         8,972,189       1,066,612
Other long-term liabilities                   1,997,053         1,948,233         241,289
                                            -----------       -----------      ----------
                                             24,067,402        23,234,088       2,907,885
                                            ===========       ===========      ==========

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY For the six months ended 30 June 2004

                                               SHARE         OTHER        RETAINED
                                              CAPITAL      RESERVES        PROFITS        TOTAL
(UNAUDITED)                                   RMB'000       RMB'000        RMB'000       RMB'000
                                             ---------     ---------     ----------    -----------
BALANCE AT 1 JANUARY 2004                    4,866,950     1,013,242        501,959      6,382,151
NET GAINS NOT RECOGNISED IN THE
  INCOME STATEMENT
  - UNREALISED GAINS ON CASH FLOW HEDGES             -        39,547              -         39,547
PROFIT ATTRIBUTABLE TO SHAREHOLDERS                  -             -        479,861        479,861
                                             ---------     ---------     ----------    -----------
BALANCE AT 30 JUNE 2004                      4,866,950     1,052,789        981,820      6,901,559
                                             =========     =========     ==========    ===========
BALANCE AT 1 JANUARY 2003                    4,866,950     1,004,655      1,507,498      7,379,103
Net gains not recognised in the
  income statement
  - Unrealised gains on cash flow hedges             -           687              -            687
Loss attributable to shareholders                    -             -     (1,252,385)   (1,252,3851)
                                             ---------     ---------     ----------    -----------
Balance at 30 June 2003                      4,866,950     1,005,342        255,113      6,127,405
                                             =========     =========     ==========    ===========

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2004

                                                      SIX MONTHS ENDED 30 JUNE
                                              ----------------------------------------
                                                 2004            2003           2004
(UNAUDITED)                                    RMB'000          RMB'000        US$'000
                                              ----------      ----------      --------
                                                                              (note 14)
Net cash from operating activities             1,907,785         433,808       230,503
Net cash used in investing activities         (2,058,908)     (4,108,334)     (248,763)
Net cash from financing activities                43,753       2,924,819         5,287
                                              ----------      ----------      --------
Net decrease in cash and cash equivalents       (107,370)       (749,707)      (12,973)
Cash and cash equivalents at 1 January         1,582,780       1,944,525       191,236

Exchange adjustment                               (2,864)          5,048          (346)
                                              ----------      ----------      --------
Cash and cash equivalents at 30 June           1,472,546       1,199,866       177,917
                                              ==========      ==========      ========

Analysis of the balances of cash and cash equivalents

                                                              30 JUNE         30 June        30 JUNE
                                                                2004            2003          2004
                                                              RMB'000         RMB'000        US$'000
                                                             ---------       ---------       -------
                                                                                            (note 14)
Cash and bank balances                                       1,497,775       1,137,486       180,965
Short-term deposits with an associate                           58,845          96,956         7,110
Less: short-term deposits with original maturities over
       three months
                                                               (84,074)        (34,576)      (10,158)
                                                             ---------       ---------       -------
                                                             1,472,546       1,199,866       177,917
                                                             =========       =========       =======

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation and accounting policies

The unaudited consolidated interim financial statements comprise the consolidated financial statements of the Company and all its subsidiaries (the "Group") at 30 June 2004 and of their results for the six months ended 30 June 2004. All significant transactions between and among the Company and its subsidiaries are eliminated on consolidation.

The unaudited consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") (in particular, International Accounting Standard 34 "Interim Financial Reporting"). This basis of accounting differs in certain material respects from that used in the preparation of the Group's interim financial statements in the People's Republic of China ("PRC"), which are prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). Differences between PRC Accounting Regulations and IFRS on the unaudited consolidated profit attributable to shareholders for the six months ended 30 June 2004 and on the unaudited consolidated net assets at 30 June 2004 are set out in Section C.

In addition, IFRS differs in certain material respects from the generally accepted accounting principles in the United States of America ("U.S. GAAP"). Differences between IFRS and U.S. GAAP on the unaudited consolidated profit attributable to shareholders for the six months ended 30 June 2004 and on the unaudited consolidated net assets at 30 June 2004 are set out in Section D.

The accounting polices used in the preparation of these unaudited consolidated interim financial statements are consistent with those used in the annual audited financial statements for the year ended 31 December 2003. These unaudited consolidated interim financial statements should be read in conjunction with the Group's financial statements for the year ended 31 December 2003.

2. TURNOVER

The Group is principally engaged in the provision of domestic, Hong Kong Special Administrative Region ("Hong Kong") and international passenger, cargo and mail airline services. Turnover comprises revenues from airline and related services net of sales tax. Civil aviation infrastructure levies, which were netted off against gross revenue in previous years/periods, were included in the operating expenses for the six months ended 30 June 2004, to reflect the change in the charge basis in accordance with the related new policy promulgated by the PRC government. The turnover and segment results by geographical segments are analysed as follows:-

                                      FOR THE SIX MONTHS ENDED 30 JUNE
                     -----------------------------------------------------------------
                                                                 OTHER
                      DOMESTIC     HONG KONG       JAPAN      COUNTRIES(*)     TOTAL
(UNAUDITED)           RMB'000       RMB'000       RMB'000       RMB'000       RMB'000
                     ---------     ---------     ---------    ------------   ---------
2004
TRAFFIC REVENUES
 - PASSENGER         3,703,267     1,047,235       657,213     1,429,476     6,837,191
 - CARGO AND MAIL      145,533       245,381       349,079     1,215,588     1,955,581
                     ---------     ---------     ---------     ---------     ---------
                     3,848,800     1,292,616     1,006,292     2,645,064     8,792,772

OTHER OPERATING REVENUES       454,290         6,533         5,086        13,367       479,276
                             ---------     ---------     ---------     ---------     ---------
TURNOVER                     4,303,090     1,299,149     1,011,378     2,658,431     9,272,048
                             ---------     ---------     ---------     ---------     ---------
SEGMENT RESULTS                 23,438       118,725       246,786       363,962       752,911
                             ---------     ---------     ---------     ---------
UNALLOCATED INCOME                                                                     183,550
                                                                                     ---------
OPERATING PROFIT                                                                       936,461
                                                                                     =========
2003
Traffic revenues
  - Passenger                1,941,028       571,988       403,411       789,457     3,705,884
  - Cargo and mail             102,647       165,346       266,249       863,950     1,398,192
                             ---------     ---------     ---------     ---------     ---------
                             2,043,675       737,334       669,660     1,653,407     5,104,076
Other operating revenues       365,076             -         2,466         6,090       373,632
                             ---------     ---------     ---------     ---------     ---------
Turnover                     2,408,751       737,334       672,126     1,659,497     5,477,708
                             ---------     ---------     ---------     ---------     ---------
Segment results               (691,986)      (39,441)       36,572       (57,705)     (752,560)
                             ---------     ---------     ---------     ---------
Unallocated income                                                                      10,722
                                                                                     ---------
Operating loss                                                                        (741,838)
                                                                                     =========

* include United States of America, Europe and Asian countries other than Japan

3. OTHER OPERATING INCOME


                                                            (Unaudited)
                                                        For the six months
                                                           ended 30 June
                                                   ----------------------------
                                                             2004         2003
                                                   Note     RMB'000     RMB'000
                                                   ----     -------     -------
Lease benefit upon termination                     (a)       98,921           -
Government subsidy                                 (b)       52,630           -
Rental income from operating
  subleases of aircraft                                      20,858      10,722
Gain on disposal of aircraft and engines                     11,141           -
                                                            -------     -------
                                                            183,550      10,722
                                                            =======     =======

(a) Upon satisfaction of certain lease termination conditions (including exercising the purchase option to acquire the aircraft and maintaining normal use of the aircraft) and settlement of the related aircraft lease obligation, the Company received a lease benefit of RMB98,921,000 upon termination of the lease in January 2004.

(b) The government subsidy is granted by the local government to the Company in consideration of the relocation of the Company's international flights and related facilities from Hongqiao Airport to Pudong International Airport.

4. TAXATION

(a)   Taxation is charged to the consolidated income statement as follows:-

                                                      (UNAUDITED)
                                                   FOR THE SIX MONTHS
                                                     ENDED 30 JUNE
                                                  --------------------
                                                    2004        2003
                                                  RMB'000      RMB'000
                                                  -------      -------
Provision for PRC income tax - current period     (60,067)     (32,057)
Deferred taxation                                 (13,471)     (18,343)
Share of tax attributable to associates            (1,605)      (2,566)
                                                  (75,143)     (52,966)
                                                  =======      =======

      (i) Pursuant to a preferential tax policy granted by the central government to Pudong, Shanghai, the Company is entitled to a reduced income tax rate of 15% with effect from 1 July 2001.

      (ii) Two major subsidiaries of the Company, namely China Cargo Airlines Co., Ltd. and China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu") are subject to a reduced income tax rate of 15% and the standard PRC income tax rate of 33% respectively.

(b) The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the six months ended 30 June 2004 as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).

5. EARNINGS/(LOSS) PER SHARE

The calculation of earnings/(loss) per share is based on the unaudited consolidated profit attributable to shareholders of RMB 479,861,000 (2003: loss of RMB1,252,385,000) and 4,866,950,000 (2003: 4,866,950,000) shares in issue during the period. No information in respect of diluted earnings per shares is presented as the Company has no potential dilutive ordinary shares.

6. DIVIDENDS

The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2004 (2003: Nil).

7. PROFIT APPROPRIATION

No appropriations from retained profits were made to the statutory reserves during the six months ended 30 June 2004. Such appropriations will be made at the year end in accordance with the PRC regulations and the Company's Articles of Association.

8. FIXED ASSETS

                                                              BUILDINGS,
                                               AIRCRAFT       OTHER FIXED
                                              AND FLIGHT      ASSETS AND
                                               EQUIPMENT       EQUIPMENT         TOTAL
                                               RMB'000          RMB'000         RMB'000
(UNAUDITED)                                   ----------       ---------       ----------
VALUATION
  At 1 January 2004                           33,119,644       4,262,701       37,382,345
  Transfer from construction in progress               -         115,241          115,241
  Additions                                    2,489,148         132,682        2,621,830
  Disposals                                      (48,549)        (36,230)         (84,779)
                                              ----------       ---------       ----------
At 30 June 2004                               35,560,243       4,474,394       40,034,637
                                              ----------       ---------       ----------

ACCUMULATED DEPRECIATION
  At 1 January 2004                      9,270,902       1,272,540       10,543,442
  Charge for the period                    917,514         157,496        1,075,010
  Disposals                                (19,379)        (25,933)         (45,312)
                                        ----------       ---------       ----------
At 30 June 2004                         10,169,037       1,404,103       11,573,140
                                        ----------       ---------       ----------
NET BOOK VALUE AT 30 JUNE 2004          25,391,206       3,070,291       28,461,497
                                        ==========       =========       ==========
Net book value at 31 December 2003      23,848,742       2,990,161       26,838,903
                                        ==========       =========       ==========

9. TRADE RECEIVABLES LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS

The credit terms given to trade customers are determined on individual basis, with the credit period ranging from half to three months.

As at 30 June 2004, the aging analysis of the trade receivables were as follows:-

                     (UNAUDITED)     (Audited)
                       30 JUNE      31 December
                        2004            2003
                       RMB'000        RMB'000
                     ----------     -----------
Less than 31 days       884,719       853,303
31 to 60 days           334,440       348,159
61 to 90 days            20,494        28,094
Over 90 days            227,163        96,121
                      ---------     ---------
                      1,466,816     1,325,677
                      =========     =========

10. SHORT-TERM INVESTMENTS

Short-term investments are valued at market value at the close of business or the balance sheet date by reference to stock exchange quoted bid prices.

Short-term investments are classified as current assets because they are expected to be realised within twelve months of the balance sheet date.

11. TRADE PAYABLES

As at 30 June 2004 and 31 December 2003, all trade payables were current balances and aged within 30 days.

12. COMMITMENTS AND CONTINGENT LIABILITIES

      (a) Capital commitments

      The Group had the following capital commitments:-


                                       (UNAUDITED)    (Audited)
                                         30 JUNE     31 December
                                          2004          2003
                                         RMB'000       RMB'000
                                        ---------     ---------
Authorised and contracted for:-
  - Aircraft and related equipment      5,728,963     7,668,801
  - Other                                 366,038       358,415
                                        ---------     ---------
                                        6,095,001     8,027,216
Authorised but not contracted for:-
  - Aircraft and related equipment        723,000       723,000
  - Other                               1,017,633     1,122,526
                                        1,740,633     1,845,526
                                        ---------     ---------
                                        7,835,634     9,872,742
                                        =========     =========

      The above commitments mainly include amounts for the acquisition of eight A-320, four A-321 and one A-340 aircraft for delivery between 2004 and 2005.

      In addition, during the six months ended 30 June 2004, the Board of Directors of the Company has approved the acquisition of 20 A330-300 between 2006 and 2008. As at the date of this report, the detailed terms and prices are still under negotiation with the supplier, the potential capital expenditure has not been included in the above commitments.

      (b)   Operating lease commitments

      The Group had commitments under operating leases to pay future minimum lease rentals as follows:-



                                     (UNAUDITED)                 (Audited)
                                     30 JUNE 2004            31 December 2003
                              AIRCRAFT AND                Aircraft and
                                 FLIGHT        LAND AND      flight     Land and
                                EQUIPMENT      BUILDINGS   equipment    Buildings
                                 RMB'000        RMB'000     RMB'000      RMB'000
                              -------------    ---------  ------------  ---------
Within one year                1,259,710        49,135     1,063,619     49,532
In the second year             1,438,208         8,040     1,134,669     12,284
In the third to fifth year
  inclusive                    3,806,866        16,039     2,735,477     24,413
After the fifth year           1,950,839         3,684     1,145,355     11,206
                               ---------       -------    ----------     ------
                               8,455,623        76,898     6,079,120     97,435
                               =========       =======    ==========     ======

      (c)   Contingent liabilities

      As at 30 June 2004, the Group had provided a guarantee to a bank in respect of bank facilities granted to Nanjing Lu Kou International Airport Company ("Lu Kou Airport"). The guarantee is set to expire in 20 October 2004 with the final maturity of the bank facilities loan. The Group's maximum exposure to the guarantee is RMB150,000,000 which is only payable if Lu Kou Airport defaults in the repayments of its bank loan when they fall due. However, default by Lu Kou Airport is considered remote and therefore no liability was recorded by the Group at the time of the guarantee.

13. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions carried out in the normal course of business during the period:-

                                                                                              (UNAUDITED)
                                                                                           FOR THE SIX MONTHS
                                                                                             ENDED 30 JUNE
                                                                                            2004        2003
           NATURE OF TRANSACTION                       RELATED PARTY                      RMB'000     RMB'000
--------------------------------------------   ---------------------------------          -------     -------
(i)   WITH CEA HOLDING OR COMPANIES
      DIRECTLY OR INDIRECTLY HELD BY
      CEA HOLDING:-

      Source of food and beverages             Shanghai Eastern Air Catering               57,444      43,851
                                                 Co., Ltd.

      Repair and maintenance                   Shanghai Eastern Union                      19,464      11,981
        expenses payable for aircraft            Aviation Wheels & Brakes
        and engines                              Overhaul Engineering Co.,  Ltd.

      Handling charges of 0.1% to              Eastern Aviation Import &                   12,230      11,488
        0.2% on purchase of aircraft,            Export Co., Ltd.
        flight equipment, flight
        equipment spare parts and other
        fixed assets, and repair of aircraft

      Purchase of aviation equipment           Shanghai Eastern Aviation                   12,212       1,330
                                                 Equipment Manufacturing
                                                 Corporation

      Lease rental charges for                 - China Eastern Airlines                   243,216           -
        operating lease of aircraft                Northwest Co., Ltd.
                                                   ("CEA Northwest Airlines")

                                               - China Eastern Airlines                    56,212           -
                                                   Yunnan Co., Ltd.
                                                   ("CEA Yunnan Airlines")

                                               - Nanjing Airlines Co., Ltd.                22,348           -

      Inflight hygiene and cleaning            Shanghai Eastern General                    10,676           -
        services expenses                        Service Co., Ltd.

(i)   WITH CEA HOLDING OR COMPANIES
      DIRECTLY OR INDIRECTLY HELD BY
      CEA HOLDING:-  (CONT'D)

      Commission expenses on air               - CEA Northwest Airlines                     6,771       2,705

        tickets sold on behalf of the          - CEA Yunnan Airlines                       10,959       1,358
        Group at rates ranging from 3%
        to 9% of value of tickets sold

      Commission income on                     - CEA Northwest Airlines                    25,053           -
        carriage service provided by           - CEA Yunnan Airlines                       39,490           -
        other airlines with air tickets sold
        by the Group at rates ranging from
        3% to 9% of value of tickets sold

(ii)  WITH ITS ASSOCIATES

      Lease rental income from                 China Eastern Airlines Wuhan                20,858      10,722
        operating lease of aircraft              Co., Ltd. ("CEA Wuhan Airlines")

      Commission expenses on air               CEA Wuhan Airlines                           5,667       3,237
        tickets sold on behalf of the
        Group at rates ranging from 3%
        to 9% of value of tickets sold

      Commission income on carriage            CEA Wuhan Airlines                          18,843      11,303
        service provided by other
        airlines with air tickets sold by
        the Group at rates ranging from
        3% to 9% of value of ticket sold

14. CONVENIENT TRANSLATION

The unaudited consolidated financial statements have been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into United States dollars ("US$") solely for convenience have been made at the rate of US$1.00 to RMB8.2767 being the average of the buying and selling rates as quoted by People's Bank of China at the close of business on 30 June 2004. No representation is made that the RMB amounts could have been or could be converted into US$ at that rate or at any other rate on 30 June 2004 or any other date.

B. PREPARED IN ACCORDANCE WITH THE PEOPLE'S REPUBLIC OF CHINA (THE "PRC") ACCOUNTING REGULATIONS

CONSOLIDATED BALANCE SHEET

                                                                          (UNAUDITED)             (Audited)
                                                                           30 JUNE               31 December
                                                                             2004                   2003
                                                                            RMB'000                RMB'000
                                                                          -----------            -----------
ASSETS
  Total Current Assets                                                      7,634,020              6,879,037
                                                                          ===========            ===========

  Net Long-term Investments                                                   703,316              1,278,547
  Total Fixed Assets                                                       27,689,100             26,936,488
  Total Intangible Assets & Other Assets                                    1,442,819              1,460,284
  Deferred Tax Debits                                                         133,145                133,123
                                                                          -----------            -----------
TOTAL ASSETS                                                               37,602,400             36,687,479
                                                                          ===========            ===========
LIABILITIES & SHAREHOLDERS' EQUITY
  Total Current Liabilities                                                17,694,450             16,107,937
                                                                          ===========            ===========

  Total Long-term Liabilities                                              12,941,560             14,531,149
  Deferred Tax Credits                                                        287,255                258,799
                                                                          -----------            -----------
TOTAL LIABILITIES                                                          30,923,265             30,897,885
                                                                          -----------            -----------
  Minority Interests                                                          837,065                562,680
                                                                          -----------            -----------
  Total Shareholders' Equity                                                5,842,070              5,226,914
                                                                          -----------            -----------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                                   37,602,400             36,687,479
                                                                          ===========            ===========

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                           (UNAUDITED)
                                                                                       FOR THE SIX MONTHS
                                                                                          ENDED 30 JUNE
                                                                                   ---------------------------
                                                                                      2004             2003
 ITEMS                                                                              RMB'000          RMB'000
                                                                                   ---------        ----------
 I.         REVENUE FROM MAIN OPERATIONS:                                          9,170,592         5,472,992
            Less:  Revenue for Civil Air Infrastructure
                     Construction Fund                                                     -           137,186
                                                                                   ---------        ----------
            REVENUE FROM MAIN OPERATIONS, NET                                      9,170,592         5,335,806
            Less:  Main Operating Cost                                             7,340,190         5,513,481
                     Business Taxes and surtaxes                                     243,853           119,248

 II.        PROFIT FROM MAIN OPERATIONS                                            1,586,549          (296,923)
            Add:   Revenue from Other Operations                                     364,568           229,859
            Less:  Operating Expenses                                                660,669           419,200
                     General & Administrative Expenses                               462,521           464,955
                     Financial Expenses                                              343,966           388,558
                                                                                   ---------        ----------
 III.       PROFIT/(LOSS) FROM OPERATIONS                                            483,961        (1,339,777)
            Add:   Income from Investment                                             11,748            (9,705)
                   Subsidy Income                                                     53,000            29,200
                   Non-operating Income                                              193,899             2,320
            Less:  Non-operating Expenses                                              3,355            14,216
                                                                                   ---------        ----------
 IV.        TOTAL PROFIT/(LOSS)                                                      739,253        (1,332,178)
            Less:  Income Tax                                                         92,392            60,824
                     Minority Interest (for consolidated statements)                  64,394            28,163
                                                                                   ---------        ----------
 V.         NET PROFIT/(LOSS)                                                        582,467        (1,421,165)
                                                                                   =========        ==========

NOTES (PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATIONS AND CONSOLIDATION OF FINANCIAL STATEMENTS):

1.    ACCOUNTING POLICIES APPLIED

The company and its subsidiaries follow the Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises and its supplementary regulations. Since 1 January 2003, the company and its subsidiaries also follow the Accounting Treatment for Civil Aviation Industry.

2.    ACCOUNTING PERIOD

The Company adopts the Gregorian calendar year as its accounting period, i.e., from 1 January to 31 December each year.

3.    BASE CURRENCY

The Company adopts Renminbi ("RMB") as its base currency.

4.    PRINCIPLE AND BASIS OF ACCOUNTING

The Company adopts accrual method of accounting. All items are recorded at actual cost upon acquisition. If impairment occurs, a provision for impairment will be made according to

 "Accounting Regulations for Business Enterprises".

5.    TRANSLATION OF FOREIGN CURRENCIES

Foreign currency transactions are translated into RMB at the middle exchange rate issued by the People's Bank of China at the beginning of the month. Monetary assets and liabilities in foreign currencies are translated into RMB at the middle exchange rate prevailing at the end of each period. The differences between RMB equivalents and carrying amounts are treated as exchange differences. Exchange differences of specific borrowings related to the acquisition or construction of a fixed asset should be capitalized in the period in which they are incurred when the relevant fixed asset being acquired or constructed is not ready for its intended use. Exchange differences during preparation period are included in long-term amortization charges, which will be accounted as current profit and loss of the month during which formal operation starts. Exchange differences in normal operations are included in the exchange gains and losses of the current period.

6.    DEFINITION OF CASH EQUIVALENTS

Cash equivalents are short term (with a holding period of less than three months), highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

7.    BASIS OF CONSOLIDATED STATEMENTS

      (1) Consolidation Scope: According to "Notice on the Distribution of 'Provisional Regulation on Consolidation of Financial Statements'"
            (1995) issued by Ministry of Finance and regulations of CKZ(96) No. 2 "Answer to Questions about Consolidation Scope", the consolidation scope of the Company includes all subsidiaries under control and associated companies under joint control, except those companies that have already been closed down, merged, declared in the process of liquidation or bankruptcy, intended to be sold in the new future or have an insignificant influence on consolidation.

      (2) Consolidation Method: The consolidated financial statements are prepared on the basis of the financial statements of the Company and its subsidiaries within consolidation scope and other relevant information. The equity investment and the corresponding portion of the owner's equity of the invested entities, the claims and liabilities, as well as all material transactions between or among them have been eliminated. The financial statements of the associate companies are consolidated in proportion.

8.    CURRENT INVESTMENT

      (1) The initial cost of a current investment is the total price paid on acquisition, deducting cash dividends which have been declared but unpaid at the time of acquisition or unpaid interest on bonds that have been accrued. Cash dividends or interests during holding period are offset against the carrying amount of investments upon receipt. On disposal of a current investment, the difference between the carrying amount and the sale proceeds is recognized as an investment gain or loss of the current period.

      (2) The current investment is recorded at the lower of cost and market value. The provision for impairment of current investment is made at the excess of carrying amount over the market value on an individual item basis and will be accounted as current profit and loss.

9.    ACCOUNTING METHOD FOR BAD DEBTS

      (1) The Company adopts allowance method for bad debts. At the end of each accounting period the company analyses the recoverability of receivable items (including accounts receivable and other receivables) and makes allowance for bad debts according to the aging method and analysis result. Allowance for bad debts is not made for the items that are surely to be recovered. If there is enough evidence proving the uncollectibility of an account receivable then allowance is made at a higher ratio or at the full carrying amount of the account. The allowance for remaining accounts receivable shall refer to the following ratios.

Aging                                                     Ratio
-----                                                     -----
Within 1 year                                               3%o
In the second year                                          5%
In the third year                                          10%
In the forth year                                          15%
In the fifth year                                          20%
Over 5 years                                               40%

      (2) The company adopts following standards in determination of bad debts:

            a. When the debtor is bankrupt or dead, the accounts receivable that are unable to be recovered even after liquidation of the debtor's bankrupt estate or legacy.

            b. When the debt is overdue due to the default of the debtor and there is obvious evidence proving the uncollectibility of the accounts.

            The bad debt loss should be approved by Board of Directors. The bad debts will first offset against the allowance that has already been made. If the allowance for bad debts is not enough to compensate the losses the difference will be charged into income statement of the current period.

10.   INVENTORY

The inventory of the Company mainly comprises high-price rotables, aircraft consumables, common appliances, aircraft supplies and low-price consumables. The inventory is recorded at planned price and the difference between planned price and actual cost is recorded in 'Materials Cost Variance'. The amortization of high-price rotables is made evenly over 5 years starting from the next month of acquisition according to the adjusted actual cost. Other inventory such as aircraft consumables is charged to cost according to the adjusted actual cost when put into use. The maintenance costs for high-price rotables are recognized as current period expenses immediately when occurred.

Provision for impairment of aircraft consumables is made at the end of each period according to the average useful life of corresponding aircraft and average discount rate in previous disposals. Considering the characteristics of high-price rotables, no provision for impairment is made unless the corresponding aircraft have all been sold and it is highly possible that the net realizable value will be lower than the carrying amount during future disposals.

11.   LONG-TERM INVESTMENT

      (1) Long-term equity investment (including stock investment and other equity investment) is recorded at the actual cost after deducting cash dividends which have been declared but unpaid at the time of acquisition or at the price agreed upon by relevant parties. The equity method is applied wherever the Company can control, jointly control or has significant influence over the investee enterprise (usually when the Company holds 20% or more voting capital of the investee enterprise or holds less than 20% of the voting capital but has significant influence over the investee enterprise). Otherwise, the cost method is applied. When equity method is adopted, the difference (referred to as "equity investment difference") between the initial investment cost and the Company's share of owners' equity of the investee enterprise should be amortized evenly over a period of 10 years and charged into corresponding year's profit and loss account.

      (2) Long-term debt investment (including bond investment and other debt investment) is recorded at actual cost. The difference between actual cost and the nominal value of a bond investment is recognized as premium or discount. Interest from investment on bonds should be accrued periodically. The accrued interest revenue from investment on bonds, after adjustments of the amortization of premium or discount, should be recognized as investment income of the period.

      (3) The long-term investment is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a long-term investment is lower than its carrying amount as a result of a continuing decline in market value or deterioration in operating conditions of the investee enterprise, the Company shall make provision for impairment on long-term investment on an individual item basis and charge into the current period.

12.   FIXED ASSETS AND DEPRECIATION

      (1) Fixed assets refer to those tangible assets whose useful life is over 1 year, with a high unit price and can be held physically to realize its benefits during the course of use. Fixed assets are recorded at actual acquisition cost. Fixed assets held under financial lease are recorded at net contract price and other actual incidental cost incurred. The corresponding long-term liabilities are determined by the total financing amount stipulated in such financing contracts as lease agreement and loan agreement signed by the Company and lessor. The financing expenses are apportioned during the course of leasehold at actual interest rate.

            If no impairment has occurred, the depreciation is provided on a straight-line basis according to the following useful lives and estimated residual value.

                                                         Useful lives                  Residual value rate
                                                         ------------                  -------------------
Aircraft and engines attached                               20 years                           5%
Standby engines                                             20 years                           0%
Buildings                                                15-35 years                           3%
Vehicles and electronic devices                            5-6 years                           3%
Other Equipment                                           5-20 years                           3%

            When impairment occurs, the depreciation is provided on an individual item basis based on the net book value after deducting impairment and residual useful lives.

      (2) Fixed asset is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a fixed asset is lower than its carrying amount as a result of continuing decline in market value, technology obsoleteness, damage or idleness, the Company shall make provision for impairment of fix assets at the end of the period on an individual item basis and charge to the current period.

13.   CONSTRUCTION-IN-PROGRESS

      (1) Construction-in-progress is accounted for on an individual item basis at the actual cost. Upon completion and readiness for use, the cost of construction-in-progress is to be transferred to the account of <Fixed Assets>. Interests incurred in connection with specific borrowings and relevant exchange differences for the purpose of construction-in-progress, should be capitalized as part of the cost when the project is not ready for intended use. Interests incurred and exchange differences after the project is ready for use should be recognized as current period expenses.

      (2) Construction is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of construction-in-progress at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

14.   VALUATION AND AMORTIZATION OF INTANGIBLE ASSETS

      (1) The intangible assets of the Company refer to non-monetary long-term assets without physical substance held for the purpose of rendering service, rental to others or for administrative purposes. The intangible assets of the Company mainly include land use right and premise use right. The intangible assets are recorded at actual acquisition cost and amortized over its expected useful life under straight-line method.

      (2) The intangible asset of the Company is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of intangible asset at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

15.   LONG-TERM AMORTIZATION CHARGES

Long-term amortization charges refer to the expenses that will be amortized after formal operation or the amortization period is over one year. Long-term amortization charges of the Company are mainly uniform cost. All long-term amortization charges are amortized evenly over its estimated beneficial period except organization cost, which will be charged to the profit and loss account of the month during which formal operation starts.

16.   OVERHAUL EXPENSES OF AIRCRAFT AND ENGINES

The overhaul expenses refer to maintenance of D criteria and higher grade of aircraft owned by the Company or held under finance lease or operating lease. The overhaul expenses of self-owned aircraft and aircraft held under finance lease are charged into the current profit. The overhaul expenses of aircraft under operating lease are accrued according to lease contract or at a certain percentage for different types of aircraft. The actual overhaul expenses will offset against the accrued amount. The other daily maintenance expenses of aircraft and engines will be charged into the current profit and loss account.

17.   BORROWING COSTS

Interest expenses incurred for the purpose of acquiring a fixed asset should be included in the cost of the relevant fixed asset before the asset has reached its expected usable condition. The interest expenses incurred after the fixed asset has reached its usable condition are accounted for as finance expenses. Interests incurred during operation are directly accounted for as financial expenses.

18.   REVENUE

      (1) The Company's revenue from rendering transportation service of passengers, cargo and mails is recognized upon delivery of the service with uplifted coupons as evidence.

            The commission income from other carriers in respect of sales made by the Company is recognized upon billing by other carriers.

            Ground service income is recognized as other operating revenue upon rendering of services.

      (2) The interest income and royalty arising from the use by others of the assets held by the Company is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably.

19.   INCOME TAX

Tax effects of taxable temporary timing differences are recognized as deferred income tax liabilities. Tax effects of deductible temporary timing differences are recognized as deferred income tax assets.

C.    SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING REGULATIONS

The Group's accounting policies, which conform with IFRS, differ in certain respects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have significant effects on the unaudited consolidated profit/(loss) attributable to shareholders and the unaudited consolidated net assets are summarised as follows:-

CONSOLIDATED PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS

                                                                                FOR THE SIX MONTHS
                                                                                   ENDED 30 JUNE
                                                                        --------------------------------
                                                                         2004                    2003
                                                                        RMB'000                 RMB'000
                                                                        -------               ----------
As stated in accordance with PRC Accounting Regulations                 582,467               (1,421,165)
Impact of IFRS and other adjustments:-
  Difference in depreciation charges of flight
    equipment due to different useful lives                             144,574                  239,622
  Difference in depreciation charges and
    gain/(loss) on disposals of aircraft due to
      different useful lives                                            (84,030)                (103,506)
  Provision for overhaul expenses                                      (143,804)                  64,827
  Reversal of additional charges of flight
    equipment spare parts arising from the
      revaluation surplus of such assets                                  3,089                      811
  Provision for post-retirement benefits                                (11,267)                 (19,568)
  Interest accrued on instalments payable for
    acquisition of a passenger carriage business                         (4,805)                  (5,059)
  Time value difference on provision for staff
    housing allowances                                                    3,640                        -
  Amortisation of goodwill                                               (2,828)                  (2,828)
  Amortisation of negative goodwill                                       1,726                    1,726
  Tax adjustments                                                        11,833                    7,858
  Others                                                                (20,734)                 (15,103)
                                                                        -------               ----------
As stated in accordance with IFRS                                       479,861               (1,252,385)
                                                                        =======               ==========

CONSOLIDATED NET ASSETS

                                                                              30 JUNE          31 December
                                                                                2004               2003
                                                                              RMB'000            RMB'000
                                                                             ---------         -----------
As stated in accordance with PRC Accounting Regulations                      5,842,070          5,226,914
Impact of IFRS and other adjustments:-
  Difference in depreciation charges of flight equipment
    due to different useful lives                                            1,360,009          1,215,435
  Difference in depreciation charges and gain/(loss)
    on disposals of aircraft due to different useful lives                   1,654,007          1,738,037
  Provision for overhaul expenses                                             (926,104)          (782,300)
  Reversal of additional charges of flight equipment spare
    parts arising from the revaluation surplus of such assets                  (39,654)           (42,743)
  Provision for post-retirement benefits                                      (575,050)          (563,783)
  Loss on sale of staff quarters                                                24,373             24,373
  Provision for staff quarter allowance                                         24,367             20,727
  Time value on instalments payable for acquisition of
    a passenger carriage business                                               23,335             28,140
  Goodwill                                                                      82,000             84,828
  Negative goodwill                                                            (44,597)           (46,323)
  Unrealised losses on cash flow hedges                                        (38,332)           (77,879)
  Revaluation deficit of fixed assets                                          (68,367)           (68,367)
  Reversal of revalued amount for land use rights                             (361,832)          (366,269)
  Tax adjustments                                                             (107,849)          (119,682)
  Others                                                                        53,183            111,043
                                                                             ---------          ---------
As stated in accordance with IFRS                                            6,901,559          6,382,151
                                                                             =========          =========

D.    SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

The Group's accounting policies, which conform with IFRS, differ in certain respects from U.S. GAAP. Differences between IFRS and U.S. GAAP which have significant effects on the unaudited consolidated profit/(loss) attributable to shareholders and the unaudited consolidated net assets are summarised as follows:-

      CONSOLIDATED PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS

                                                                     FOR THE SIX MONTHS ENDED 30 JUNE
                                                                 ----------------------------------------
                                                                   2004           2003           2004
                                                                  RMB'000       RMB'000       US$'000(*)
                                                                 --------      ----------     -----------
As stated under IFRS                                              479,861      (1,252,385)       57,977
U.S. GAAP adjustments:-
  Reversal of difference in depreciation charges
    arising from revaluation of fixed assets                       52,195          54,370         6,306
  Loss on disposal of aircraft and related assets                     242               -            29
  Other                                                               576          13,856            71
  Deferred tax effect on U.S. GAAP adjustments                     (8,274)        (10,727)       (1,000)
                                                                 --------      ----------     ---------
  As stated under U.S. GAAP                                       524,600      (1,194,886)       63,383
                                                                 ========      ==========     =========
  Basic and fully diluted earnings/(loss)
    per share under U.S. GAAP                                    RMB0.108       (RMB0.246)     US$0.013
                                                                 ========      ==========     =========
  Basic and fully diluted earnings/(loss) per American
    Depository Share ("ADS") under U.S. GAAP                     RMB10.78       (RMB24.55)      USD1.30
                                                                 ========      ==========     =========

CONSOLIDATED NET ASSETS

                                                                 30 JUNE       31 December     30 JUNE
                                                                   2004           2003          2004
                                                                 RMB'000         RMB'000     US$'000 (*)
                                                                ---------      -----------   -----------
As stated under IFRS                                            6,901,559       6,382,151       833,854
U.S. GAAP adjustments:-
  Reversal of net revaluation surplus of fixed assets            (908,873)       (908,873)     (109,811)
  Reversal of difference in depreciation charges
    and accumulated depreciation and gain/loss on
    disposal arising from the revaluation of fixed assets         743,672         691,235        89,851
  Others                                                           36,547          35,971         4,416
  Deferred tax effect on U.S. GAAP adjustments                        951           9,225           115
                                                                ---------      ----------    ----------
As stated under U.S. GAAP                                       6,773,856       6,209,709       818,425
                                                                =========      ==========    ==========

 * Translation of amounts from RMB into US$ have been made at the rate of US$1.00 to RMB8.2767 being the average of the buying and selling rates as quoted by People's Bank of China at the close of business on 30 June 2004.

SELECTED AIRLINE OPERATING DATA

                                                                       FOR THE SIX MONTHS ENDED 30 JUNE
                                                                     -------------------------------------
                                                                        2004         2003           Change
                                                                     ---------     ---------        ------
CAPACITY

  ATK (available tonne-kilometres) (millions)                         3,312.94      2,110.58         56.97%
  - Domestic routes                                                   1,222.77        808.74         51.19%
  - International routes                                              1,759.38      1,122.11         56.79%
  - Hong Kong routes                                                    330.79        179.73         84.05%

  ASK (available seat-kilometres) (millions)                         19,985.52     13,043.96         53.22%
  - Domestic routes                                                  10,147.83      6,560.78         54.67%
  - International routes                                              7,374.61      4,997.76         47.56%
  - Hong Kong routes                                                  2,463.08      1,485.42         65.82%

  AFTK (available freight tonne-kilometres) (millions)                1,514.24        936.62         61.67%
  - Domestic routes                                                     309.47        218.27         41.78%
  - International routes                                              1,095.67        672.31         62.97%
  - Hong Kong routes                                                    109.11         46.04        136.98%

  Hours flown (thousands)                                               174.84        110.16         58.71%

TRAFFIC

  RTK (revenue tonne-kilometres) (millions)                           1,990.10      1,185.49         67.87%
  - Domestic routes                                                     777.13        434.96         78.67%
  - International routes                                              1,030.83        658.78         56.48%
  - Hong Kong routes                                                    182.14         91.75         98.52%

  RPK (revenue passenger-kilometres) (millions)                      12,603.14      6,774.21         86.05%
  - Domestic routes                                                   6,877.42      3,637.83         89.05%
  - International routes                                              4,310.46      2,471.45         74.41%
  - Hong Kong routes                                                  1,415.26        664.93        112.84%

  RFTK (revenue freight tonne-kilometres) (millions)                    861.87        578.95         48.87%
  - Domestic routes                                                     161.07        109.31         47.35%

- International routes                                           645.28        437.35       47.54%
- Hong Kong routes                                                55.52         32.29       71.94%

Number of passengers carried (thousands)                       8,290.88      4,396.08       88.60%
- Domestic routes                                              6,044.28      3,117.82       93.86%
- International routes                                         1,235.52        764.87       61.53%
- Hong Kong routes                                             1,011.08        513.39       96.94%

                                                                      FOR THE SIX MONTHS ENDED 30 JUNE
                                                                      --------------------------------
                                                                    2004         2003           Change
                                                                    ----         ----           ------
  Weight of freights carried (kg) (millions)                       310.81       192.31              61.62%
  - Domestic routes                                                129.14        88.21              46.40%
  - International routes                                           143.64        80.76              77.86%
  - Hong Kong routes                                                38.03        23.34              62.94%

LOAD FACTOR

  Overall load factor (%)                                           60.07        56.17               3.90  points
  - Domestic routes                                                 63.55        53.78               9.77  points
  - International routes                                            58.59        58.71              -0.12  points
  - Hong Kong routes                                                55.06        51.05               4.01  points

  Passenger load factor (%)                                         63.06        51.93              11.13  points
  - Domestic routes                                                 67.77        55.45              12.32  points
  - International routes                                            58.45        49.45               9.00  points
  - Hong Kong routes                                                57.46        44.76              12.70  points

  Freight load factor (%)                                           56.92        61.81              -4.89  points
  - Domestic routes                                                 52.05        50.08               1.97  points
  - International routes                                            58.89        65.05              -6.16  points
  - Hong Kong routes                                                50.88        70.13             -19.25  points

  Break-even load factor (%)                                        58.14        68.56             -15.20  points

YIELD AND COSTS

  Revenue tonne-kilometers yield (RMB)                               4.42         4.31               2.55%
  - Domestic routes                                                  4.95         4.70               5.32%

- International routes                                             3.54         3.53               0.45%
- Hong Kong routes                                                 7.10         8.04             -11.69%

Passenger-kilometers yield (RMB)                                   0.54         0.55              -1.82%
- Domestic routes                                                  0.54         0.53               1.89%
- International routes                                             0.48         0.48               0.30%
- Hong Kong routes                                                 0.74         0.86             -13.98%

Freight tonne-kilometers yield (RMB)                               2.27         2.42              -6.05%
- Domestic routes                                                  0.90         0.94              -3.78%
- International routes                                             2.42         2.58              -6.17%
- Hong Kong routes                                                 4.42         5.12             -13.69%

Available tonne-kilometers unit cost (RMB)                         2.57         2.95             -12.88%

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

As at 30 June 2004, the Group operated a total of 229 routes, of which 164 were domestic routes, 15 were Hong Kong routes and 50 were international routes (including 13 international cargo routes). The Group operated approximately 3,890 scheduled flights per week, serving 88 domestic and foreign cities. At present, the Group is operating 100 aircraft, including 92 passenger jet aircraft each with a capacity of over 100 seats, 6 jet freighters and 2 CRJ200 aircraft for feeder routes.

During the first half of 2004, the global economy experienced a marked recovery, while China's national economy continued to maintain strong growth. The excellent macroeconomic environment led to a continuous rise in the demand for air transport. In addition, Shanghai strengthened its position as the country's economic and financial centre. The Group seized this opportunity to take a number of effective measures, such as widening the scope of its business development activities, exploiting more market potential and improving the precision of route designs. These measures have led to striking results.

During the first half of the year, focusing on the development of Shanghai's function as a transport hub, the Group made extensive changes to its route structure and summer schedule by rationally allocating its transport capacity. The Group substantially increased its scheduled flights at Hongqiao and Pudong Airports. By 30 June 2004, the Group's scheduled flights accounted for 41.1% and 31.1% of all scheduled flights at Hongqiao Airport and Pudong Airport, respectively. The average daily aircraft utilization rate reached 9.8 hours, an increase of 2.6 hours compared to the same period last year.

In terms of passenger traffic, the Group successfully introduced new international routes for scheduled flights, such as Shanghai - London - Shanghai and Shanghai - Vancouver - Shanghai, in order to enhance the function of the Shanghai airports as the Group's passenger hub. It established a total of 23 new domestic and international sales offices, as well as electronic ticketing sales points in 20 domestic cities. In doing so, the Group started to realise the integration of its marketing systems centred around its departure system, electronic ticketing system, frequent flier system and reservation system. The Group actively developed its transfer and connection operations by rationally allocating flights and introducing differently fares for connecting flights to meet the needs of different travellers, thus effectively increasing its market share.

In terms of freight transport, we smoothly completed the remodelling of two MD11 passenger aircrafts into freighters in December 2003 and one MD11 passenger aircraft into a freighter in February 2004, thus further increasing the capacity of our high-yielding cargo routes operating between China and other regions such as those between China and the U.S.A., Japan, South Korea and Europe. By consolidating the operations of our own cargo administration department with those of our subsidiary, China Cargo Airlines Co., Ltd., we established a strong China Eastern logistics platform that will form the basis for the expansion of our cargo business.

In terms of service, we continued to promote our special service brands, such as "China Eastern Express", "China Shuttle" and "China Eastern Transfer". We introduced localised, more customer-friendly services for different types of travellers. In June this year, we officially introduced our China Eastern Customer Service Scheme to the public at large. Under this scheme, we will devote all efforts to flight scheduling, assurance and maintenance and enhance our non-regular flight services.

In the first half of 2004, the traffic volume of the Group totalled 1,990 million tonne-kilometres, an increase of 67.87% from the same period last year, while total traffic revenues amounted to RMB8,793 million, an increase of 72.27% compared to the same period last year.

The Group's passenger traffic volume during the period was 12,603 million passenger-kilometres, an increase of 86.05% from the same period last year. Compared to the same period last year, passenger revenues increased by 84.50% to RMB6,837 million, accounting for 77.76% of the Group's total traffic revenues.

The Group's domestic passenger traffic volume during the period was 6,877 million passenger-kilometres, an increase of 89.05% from the same period last year. Compared to the same period last year, the passenger load factor increased by 12.32 percentage points to 67.77% and the revenues increased by 90.79% to RMB3,703 million, accounting for 54.16% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.54 during the period, an increase of 1.89% compared to the same period last year. This was principally a result of the increased pricing level due to a strong demand in the domestic passenger transportation.

The Group's international passenger traffic volume during the period was 4,310 million passenger-kilometres, an increase of 74.41% from the same period last year. Compared to the same period last year, the passenger load factor increased by 9.00 percentage points to 58.45% and the revenues increased by 74.93% to RMB2,087 million, accounting for 30.52% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.48 during the period, an increase of 0.30% compared to the same period last year.

The passenger traffic volume on the Group's Hong Kong routes during the period was 1,415 million passenger-kilometres, an increase of 112.84% from the same period last year. The passenger load factor was 57.46% and the revenues increased by 83.09% to RMB1,047 million, accounting for 15.32% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.74 during the period, a decrease of 13.98% compared to the same period last year. This was principally a result of various promotions offered by the Company with a view to maintaining the Company's market share, which was primarily due to intense competition.

There has been a significant increase of import and export trading activities since China's accession to the World Trade Organization, or WTO. To meet the increasing demand for cargo transportation, the Group completed the remodelling of two MD11 passenger aircrafts into freighters in December 2003 and one MD11 passenger aircraft into a freighter in February 2004. In addition, the Group completed the expansion project of the warehouse in Pudong Airport for cargo transportation, which resulted in a significant increase in the capacity of the Group's cargo transportation. During the first half of 2004, the Group's cargo traffic volume increased by 48.87% to 862 million tonne-kilometres. Compared to the first half of last year, freight revenues increased by 39.86% to RMB1,956 million, accounting for 22.24% of the

Group's total traffic revenues. Average yield per freight tonne-kilometre of cargo and mail amounted to RMB2.27, a decrease of 6.05% compared to the same period last year.

Compared to the first half of last year, the Group's operating costs increased by 36.74% to RMB8,519 million during the same period this year, which was principally as a result of increases in salary costs, aircraft depreciation and operating lease expenses, take-off and landing charges and aviation fuel expenses.

The salary costs were RMB756 million, an increase of 53.76% from the same period last year, which was principally as a result of an increase of the number of staff due to the expansion of our fleet. In particular, the number of our staff increased by approximately 10% in the first half of 2004 compared to the same period in 2003. In addition, the Company introduced a compensation system that is linked to profit to provide incentives to our staff. Moreover, the reduction of staff compensation in the first half of 2003 due to the outbreak of SARS contributed to the relatively large increase of salary costs in the first half of 2004.

Aircraft depreciation and operating lease expenses were RMB1,650 million, an increase of 22.27% from the same period last year. The Group had a net increase of thirteen aircrafts in operation as a result of finance lease and operating lease. Aircraft depreciation expense increased by 28.16% and operating lease expense increased by 15.61% in the first half of 2004 compared to the same period in 2003.

The takeoff and landing charges were RMB1,484 million, an increase of 57.18% from the same period last year, which was principally as a result of a significant increase of the number of takeoffs and landings. In the first half of 2004, the number of flights for our domestic, international and Hong Kong routes increased by 78.67%, 51.90%, and 65.09%, respectively, compared to the same period last year.

In the first half of 2004, international aviation fuel price continued to increase as a result of the instability in the Middle East. In the same period, the weighted average domestic and international fuel prices paid by the Group increased 9.54%. Expenditure on aviation fuel was RMB2,306 million, an increase of 65.76% compared to the same period last year. During the same period, consumption of aviation fuel increased by 51.35% compared to the same period last year, which was principally as a result of significant increase in cargo transportation.

As a result of the foregoing, during the six months ended 30 June 2004, the Group's profits attributable to shareholders under IFRS were approximately RMB480 million. The profits per share were approximately RMB0.099.

LIQUIDITY AND CAPITAL RESOURCES

The Group finances its working capital requirements through a combination of funds generated from its business operations and short-term bank loans. As at 30 June 2004, the Group had cash and cash equivalents of RMB1,473 million, most of which were denominated in Renminbi. Net cash inflows generated by the Group's operating activities in the first half of 2004 were RMB1,908 million, an increase of 339.78% compared to the same period last year.

The Group's primary cash requirements in the first half of 2004 were for acquisitions of, and improvements in, aircraft and flight equipment and for payment of related indebtedness. The Group's net cash outflow in investment activities was RMB2,059 million in the first half of 2004.

The Group's net cash inflow generated from financing activities was RMB44 million, primarily from long-term and short-term bank loans.

The Group generally operates with a working capital deficit. As at 30 June 2004 the Group's current liabilities exceeded the Group's current assets by RMB10,488 million, and the long-term debt to equity ratio was 1.81:1. For years the Group has arranged, and it believes it will be able to continue to arrange, short-term loans through domestic banks in China or foreign-funded banks to meet its working capital requirements.

PLEDGES ON ASSETS AND CONTINGENT LIABILITIES

The Group generally finances its purchases of aircraft through leases secured by its assets. As at 30 June 2004, the total value of the Group's mortgaged assets had decreased by 2.62% from RMB9,735 million as at the end of 2003, to RMB9,480 million.

EMPLOYEES

As at 30 June 2004, the Group had 18,326 employees, the majority of whom were working in mainland China. The wages of the Group's employees essentially consist of basic salaries and bonuses. The Group has never been involved in any material labour-related disputes with its employees, nor has it ever experienced a substantial reduction in the number of its employees. The Group has never encountered any difficulty in recruiting new employees.

OTHER MATTERS

Other than the information disclosed herein, the information related to other matters set out in paragraph 32 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") relating to the Group has not changed materially from the information disclosed in the Company's 2003 annual report.

OUTLOOK FOR THE SECOND HALF OF 2004

The Group would like to caution readers of this report that the Company's 2004 interim report contains certain forward-looking statements, e.g. descriptions of the Company's work plans for the second half of 2004 and forward-looking statements on the global and Chinese economies and aviation markets. Such forward-looking statements are subject to numerous uncertainties and risks, and actual events may be different from the Group's forward-looking statements.

Globalisation is increasing the interdependence of countries' economies. More importantly, it is leading to an increasing boom in trading and economic exchanges. Following China's accession to the WTO, the total volume of its trade imports and exports has increased rapidly at a rate surpassing growth in GDP for the same period. As globalisation and China's trading activities as a WTO member intensify, China will become more deeply involved in a broadening range of activities in international economic and technical co-operation and competition. China's economy is entering a new arena in which to develop. The main force behind China's economic development used to be government policy, but this situation is changing to a condition where it is fuelled by both government policy and market dynamics. The steep increase in foreign trade and consumption will continue to bring about rapid increases in the passenger and cargo volumes of the domestic air transport sector.

Regionally, the Yangtze River Delta has become of the country's urban communities with the fastest economic growth rates. In 2003, the passenger volume, cargo and mail volume and takeoffs and landings in the Yangtze River Delta already accounted for 19.6%, 30.8% and 15.8% of the respective national totals. Shanghai is the main base of the Group's operations. It increasingly functions as a city that both attracts economic activity from, and generates economic activity in, the region of which it is the centre. As a result, the hub function of its airports will become even more obvious. To utilise the favourable opportunities arising from the strong demand on the market, the Group will continue to introduce three Airbus A320 medium-haul passenger aircraft, two Airbus A321 medium-haul passenger aircraft and one Airbus A340-600 long-haul passenger aircraft. These aircrafts will be delivered and put into operations during the second half of the year. The Group expects that it will continue to benefit from the continuing growth in demand in the local transport market.

Progress in "open skies" agreements is accelerating. The Chinese government plans to gradually liberalize access to Shanghai's aviation market in order to encourage and attract more foreign air carriers. The Group can be anticipated to face stiff competition from Chinese and foreign carriers in its operations in Eastern China, particularly in the Shanghai market. As the most important carrier based in Shanghai, we will make efforts to steadfastly increase the Group's market share in the Shanghai region and to adjust and optimise its route network. The Group will provide products and services that meet customer demand, and it will increase its investment in its operational base. Opportunities and challenges will be met head-on.

After long deliberations, China's Ministry of Finance issued new measures for the collection of contributions to the fund for the construction of civil aviation base facilities. The measures became effective on 1 April 2004. The Group believes that the new measures will effectively reduce the amount of contributions payable by it. In addition, China's accession to the WTO is not only leading to reductions in the cost of aviation fuel, lower customs duties on the import of aviation materials, etc. It also involves granting foreign investors access to the computerised reservation system and civil aircraft maintenance sectors, which is expected to further reduce our unit operating cost.

In view of the current operating environment in the market and the Group's actual situation, the Group will make every effort in the second half of 2004 to ensure flight safety, improve its services and management, and seize opportunities to increase its market share and boost its earnings. Specifically, the Group will do the following:

1. We will continue to improve our safety management system and strengthen safety supervision. We will use our Airline Operation Control (AOC) system to strengthen our non-regular flight services in order to improve the on-time rate of our scheduled flights.

2. Decisions on the adjustment of transportation capacity will be made on the basis of route profitability. We will actively co-operate with the efforts to develop Shanghai into an aviation hub and ensure that we play a dominant part in those efforts. We will strengthen code-sharing with other carriers so as to optimise our transfer and connection capabilities.

3. We will make full use of our earnings management system to flexibly adjust transportation prices in line with changes in the market. We will strengthen revenue management, determine rational seat allocation ratios for group and individual passengers on scheduled flights and improve the sales outlets for each route. We will develop special products such as "ticket + hotel" arrangements and continuously develop new air tourism packages, so as to expand our service area.

4. We will continue to improve our cargo operations system and strengthen the management of our cargo revenues in each region. We will formulate more flexible sales policies aimed at different routes and customers, so as to raise our freight load factor and yield.

5. We will strictly implement our procedures for comprehensive budget management and rigorously control the payment of controllable expenses. We will avoid risk and reduce capital costs through effective management of aviation fuel and foreign exchange risks. We will strengthen the examination and supervision of the enterprises in which we invest and ensure that we obtain a return on our investments.

FLEET PLANNING

As at 30 June 2004, details of aircraft on order which are scheduled to be delivered and put in service are as follows:

YEAR TO BE DELIVERED                              TYPE OF AIRCRAFT                  NUMBER OF AIRCRAFT
--------------------                              ----------------                  ------------------
Second half of 2004                               A320                                      3
                                                  A321                                      2
                                                  A340-600                                  1
2005                                              A320                                      5
                                                  A321                                      2
                                                  B737-800                                  3

As at the date hereof, the Directors are not aware of any aircraft which are subject to options exercisable by the Company during a period of not less than 12 months from 30 June 2004.

In July 2000, the Stock Exchange, pursuant to Rule 14.04(8) of the Listing Rules which were in force immediately prior to 31 March 2004, granted a waiver to the Company from strict compliance with certain provisions of Chapter 14 of the Listing Rules then in force and applicable. The waiver applied to acquisitions and disposals of aircraft, and the details of the waiver were set out in the Company's 2003 annual report.

MATERIAL MATTERS

1.    DIVIDENDS

      The Board of Directors does not recommend payment of interim dividend for the six months ended 30 June 2004.

2.    SHARE CAPITAL

      There was no change in the Company's share capital since 31 December 2003. As at 30 June 2004, the Company's share capital structure was as follows:

                                                                                     APPROXIMATE
                                                                                 PERCENTAGE OF TOTAL
                                                            NUMBER OF SHARES      SHARE CAPITAL (%)
                                                            ----------------     -------------------
1.   A shares
     (1) Unlisted State-owned
         legal person shares                                   3,000,000,000              61.64
     (2)  Listed shares                                          300,000,000               6.17
2.   H shares                                                  1,566,950,000              32.19
3.   Total number of shares                                    4,866,950,000             100.00

3.    SUBSTANTIAL SHAREHOLDERS

      So far as the Directors are aware, each of the following persons, not being a Director, chief executive, Supervisor or member of the Company's senior management, had, as at 30 June 2004, an interest and / or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 30 June 2004, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 30 June 2004, a substantial shareholder (as defined in the Listing Rules) of the Company:

                                                                               INTEREST
                                                                          AS AT 30 JUNE 2004
                                                         APPROXIMATE          APPROXIMATE          APPROXIMATE
                                                        PERCENTAGE OF        PERCENTAGE OF        PERCENTAGE OF
                                                       SHAREHOLDING IN      SHAREHOLDING IN      SHAREHOLDING IN
                                                        THE COMPANY'S        THE COMPANY'S        THE COMPANY'S
NAME OF           NATURE OF         NUMBER OF           TOTAL ISSUED         TOTAL ISSUED         TOTAL ISSUED          SHORT
SHAREHOLDER       SHARES HELD       SHARES HELD         SHARE CAPITAL          A SHARES            H SHARES            POSITION
-----------       -----------       -----------         -------------          --------            --------            --------
China             A shares          3,000,000,000          61.64%              90.91%                   -                  -
  Eastern         (unlisted
  Air Holding     State-owned
  Company         legal person
                  shares)

HKSCC
  Nominees
  Limited (Note)  H shares          1,478,767,363          30.38%                  -                94.37%             See Note 1

Note:

Based on the information available to the Directors as at 30 June 2004 (including such information as was available on the website of the Stock Exchange) and so far as the Directors are aware and understand, as at 30 June 2004:

1. Among the 1,478,767,363 H shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 104,122,000 H shares of the Company (representing approximately 6.64% of its then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware and understand, Morgan Stanley International Incorporated, which was (or its directors were) accustomed to act in accordance with the directions of Morgan Stanley, held its indirect interest in the Company as at 30 June 2004 in the manner as follows:

      (a) 89,874,000 H shares, representing approximately 5.736% of the Company's then total issued H shares, were held by Morgan Stanley Investment Management Company in the capacity of beneficial owner. Morgan Stanley Investment Management Company was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

      (b) 390,000 H shares, representing approximately 0.025% of the Company's then total issued H shares, were held by Morgan Stanley Asset & Investment Trust Management Co., Limited, which was 100% held by Morgan Stanley International Incorporated;

      (c) 262,000 H shares, representing approximately 0.017% of the Company's then total issued H shares, were held by Morgan Stanley & Co International Limited. Morgan Stanley & Co International Limited was ultimately 100% held by Morgan Stanley Group (Europe). Morgan Stanley Group (Europe) was approximately 98.30% held by Morgan Stanley International Limited, which, in turn, was 100% held by Morgan Stanley International Incorporated; and

      (d) 1,296,000 H shares, representing approximately 0.083% of the Company's then total issued H shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% held by Morgan Stanley International Incorporated.

      According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware and understand, as at 30 June 2004, Morgan Stanley International Incorporated also had a short position in 12,300,000 H shares of the Company (representing approximately 0.78% of its then total issued H shares).

2. Among the 1,478,767,363 H shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 142,066,031 H shares of the Company (representing approximately 9.07% of its then total issued H shares). Out of the 142,066,031 H shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 2,091,331 H shares of the Company (representing approximately 0.13% of its then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware and understand, J.P. Morgan Chase & Co. held its interest in the Company in the manner as follows:

      (a) 2,091,331 H shares in a lending pool, representing approximately 0.133% of the Company's then total issued H shares, were held by JPMorgan Chase Bank in the capacity as custodian corporation/approved lending agent, which was 100% held by J.P. Morgan Chase & Co.;

      (b) 1,138,700 H shares, representing approximately 0.073% of the Company's then total issued H shares, were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which was ultimately 100% held by J.P. Morgan Chase & Co.; and

      (c) 138,836,000 H shares, representing approximately 8.860% of the Company's then total issued H shares, were held in the capacity as investment manager by JF Asset Management Limited. JF Asset Management Limited was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which, in turn, was ultimately 100% held by J.P. Morgan Chase & Co..

      Save as disclosed above, according to the records of HKSCC Nominees Limited and other information available to the Directors as at 30 June 2004, the other H shares held by HKSCC Nominees Limited were held by it on behalf of a number of other persons, and to the knowledge of the Directors, none of such persons individually held 5% or more of the then total issued H shares of the Company as at 30 June 2004.

      Save as disclosed above and so far as the Directors are aware and understand, as at 30 June 2004, no other person (other than the Directors, chief executives, Supervisors or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder (as defined in the Listing Rules) of the Company.

4. SHAREHOLDING INTERESTS OF THE DIRECTORS, CHIEF EXECUTIVES, SUPERVISORS AND SENIOR MANAGEMENT

      The shareholding interests of the Directors, chief executives, Supervisors and senior management of the Company as at 30 June 2004 are as follows:

                                                                NUMBER OF LISTED   CAPACITY IN WHICH
                                                                 A SHARES HELD -      THE A SHARES
NAME                              POSITION                     PERSONAL INTEREST       WERE HELD
----                              --------                     -----------------   -----------------
Ye Yigan            Chairman                                                  0                    -
Li Fenghua          Director, President                                       0                    -
Wan Mingwu          Director, Vice President                                  0                    -
Cao Jianxiong       Director                                      2,800 (Note 1)    Beneficial owner
Zhong Xiong         Director                                      2,800 (Note 1)    Beneficial owner
Luo Zhuping         Director, Company Secretary                   2,800 (Note 1)    Beneficial owner
Hu Honggao          Independent Non-executive Director                        0                    -
Peter Lok           Independent Non-executive Director                        0                    -
Wu Baiwang          Independent Non-executive Director                        0                    -
Zhou Ruijin         Independent Non-executive Director                        0                    -
Xie Rong            Independent Non-executive Director                        0                    -
Li Wenxin           Chairman of the Supervisory Committee                     0                    -
Ba Shengji          Supervisor                                    2,800 (Note 1)    Beneficial owner
Yang Xingen         Supervisor                                                0                    -
Yang Jie            Supervisor                                                0                    -
Liu Jiashun         Supervisor                                                0                    -
Wu Yulin            Vice President                                2,800 (Note 1)    Beneficial owner
Wu Jiuhong          Vice President                                            0                    -
Yang Xu             Vice President                                1,000 (Note 2)    Beneficial owner
Zhou Liguo          Vice President                                            0                    -
Zhang Jianzhong     Vice President                                            0                    -
Luo Weide           Chief Financial Officer                                   0                    -

Note 1: representing approximately 0.000933% of the Company's total issued listed A shares as at 30 June 2004

Note 2: representing approximately 0.000333% of the Company's total issued listed A shares as at 30 June 2004

      Save as disclosed above, as at 30 June 2004, none of the Directors, chief executives, Supervisors or members of the Company's senior management and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to the provisions of Divisions 7 and 8 of
      Part XV of the SFO (including any interest and short position which any of such Directors, chief executives, Supervisors or members of the Company's senior management and their respective associates were taken or deemed to have under such provisions of the SFO) and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the then Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules then in force (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

5.    REPURCHASE, SALE OR REDEMPTION OF SECURITIES

      During the six months ended 30 June 2004, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its securities (the word "securities" having the meaning ascribed to it in the Listing Rules).

6.    COMPLIANCE WITH THE CODE OF BEST PRACTICE

      None of the Directors of the Company is aware of any information which would reasonably indicate that the Group is not, or was not for any part of the six months ended 30 June 2004, in compliance with the Code of Best Practise as set out in Appendix 14 to the Listing Rules.

7.    MATERIAL LITIGATION AND ARBITRATION

      The Group was not involved in any material litigation or arbitration during the six months ended 30 June 2004.

8.    CHANGES IN THE MEMBERS OF THE BOARD OF DIRECTORS

      Mr. Chen Quanxin's term of office has expired and he no longer serves as a Director of the Company.

      After nomination at the third meeting of 2004 of the third Board of Directors of the Company, and after consideration and adoption of a resolution by the 2003 Shareholders' General Meeting, Mr. Luo Zhuping was appointed as a Director of the Company.

      At the second ordinary meeting of 2004 of the third Board of Directors of the Company held on 5 April 2004, it was decided to appoint Mr. Zhou Liguo as Vice President of the Company.

      At the 23rd meeting of the third Board of Directors of the Company held on 2 June 2004, it was decided to appoint Mr. Zhang Jianzhong as Vice President of the Company.

9.    MISCELLANEOUS

      On 28 April 2004, the Company entered into the Contract for the Sale of 24 Spare Engines and the Contract for the Lease of 17 Spare Engines with an independent third party. Details of the transactions can be found in the Company's announcement dated 4 May 2004 and the circular dated 25 May 2004.

The Audit Committee of the Company has reviewed with the management of the Company the accounting principles and practices accepted by the Group and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the unaudited interim financial statements of the Company for the six months ended 30 June 2004.

By order of the Board of Directors
China Eastern Airlines Corporation Limited
YE YIGAN
Chairman

Shanghai, the People's Republic of China
25 August 2004

As at the date of this report, the Directors are:

Ye Yigan (Chairman, Non-executive Director)
Li Fenghua (President, Executive Director)
Wan Mingwu (Vice President, Executive Director)
Cao Jianxiong (Non-executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent Non-executive Director)
Peter Lok (Independent Non-executive Director)
Wu Baiwang (Independent Non-executive Director)
Zhou Ruijin (Independent Non-executive Director)
Xie Rong (Independent Non-executive Director)